March 22, 2005

BY FEDERAL EXPRESS AND FACSIMILE (202) 942-9585

Securities and Exchange Commission
500 North Capital Street
Washington, D.C. 20549
Attention: Daniel F. Duchovny

      Re:   The Newkirk Master Limited Partnership-
            Supplemental Response Letter dated March 21, 2005 re: Amended Schedule TO-I filed March 8, 2005
            File No. 005-79560
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Gentlemen:

      We are responding on behalf of The Newkirk Master Limited Partnership (the "Partnership"), to your letter of comment dated March 22, 2005 and our telephone conversation on the same date, with respect to the above-referenced filing.

      In response for your request for information about the Partnership's general partner, the general partner is MLP GP LLC, a Delaware limited liability company. The general partner is 50% owned (indirectly) by executive officers of Winthrop Financial Associates, A California Limited Partnership and 50% owned by an affiliate of Vornado Realty Trust. Neither Apollo Real Estate Fund III nor any entities controlled by it have any interest in the general partner. As disclosed in the Partnerships previous form Form 10 filings and Annual Reports on Form 10-K, MLP GP LLC has no assets, liabilities or equity and does not have an equity interest in the Partnership. Pursuant to the Partnership's agreement of limited partnership, MLP GP LLC can be removed as general partner, with or without cause, by a vote of limited partners owning at least a majority of the units. The manager of the general partner is Newkirk MLP Corp. Newkirk MLP Corp. can be removed as manager of the general partner by vote of the two members of the general partner (see above). Winthrop Financial Associates provides the services of the executive officers of Newkirk MLP Corp. to perform asset management services to the Partnership. Winthrop Financial Associates receives an annual fee from the Partnership for providing such services. The executive officers of Newkirk MLP Corp. are compensated directly by Winthrop Financial Associates. WEM-Brynmawr Associates, LLC, the sole shareholder of Newkirk MLP Corp., designates and has the authority to remove the members of Newkirk MLP Corp's management.

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Securities and Exchange Commission
March 22, 2005
Page 2

      As we've discussed, we respectfully disagree with the Staff's contention that affiliates of an issuer that makes a tender offer subject to Rule 13e-4 can themselves be offerors or bidders under Rule 14d-1 with respect to the same offer. We believe that it is clear from the currently applicable statutes, regulations and interpretations that an issuer tender offer that is subject to Rule 13e-4 will not be subject to Rule 14d-1, and vice-versa. We note in particular Rule 13e-4(h) which explicitly states that "[t]his rule shall not apply to...[a]ny tender offer which is subject to Section 14(d) of the Act " (See Rule 13e-4(h)(4)). Likewise, we note Section 14(d)(8)(B) which states that the provisions of Section 14(d) do not apply to "any offer for, or request or invitation for tenders of, any security....[b]y the issuer of such security." In fact, while the Commission's release adopting Rule 13e-4 (Exchange Act Release No. 16112, August 16, 1979) makes clear that tenders offers covered by Rule 13e-4 continue to be subject to other relevant anti-fraud provisions of federal securities laws, such as "Section 10(b) and Rule 10b-5 thereunder and Section 14(e)" (See note 26), nowhere in the Release is it stated or implied that
Section 14(d) or the rules thereunder would apply to an issuer tender offer that is subject to 13e-4. On the contrary, the Release clearly implies that Section 14(d) would not be applicable to third party tender offers.

      Finally, even assuming arguendo, that Section 14(d) and the rules thereunder could apply to affiliates of an issuer that makes a tender offer already governed under Rule 13e-4 (and as discussed above, we do not believe that to be the case), the current offer would still be exempt from Section 14(d) due to the de minimus exemption provided by Rule 14(d)(8)(A), which provides, in relevant part:

      "The provisions of this subsection shall not apply to any offer for, or request or invitation for tenders of, any security:

      (A) If the acquisition of such security, together with all other acquisitions by the same person of securities of the same class during the preceding 12 months, would not exceed two per centum of that class;"

In this regard, please note that the 99,455 units sought in the offer, together with all units purchased by the Partnership within the 12 months preceding the commencement of the offer, constitute less than 2% of the outstanding units.

Please call me at (212) 940-6348 should you have any further questions.

Sincerely yours,


/s/ Elliot Press
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Elliot Press